UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 21, 2023	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Below is the English version of our TWSE MOPS filings on December 21, 2023. Attached as Exhibit 99.1 is our related press release issued on December 21, 2023.

Date of announcement: 2023/12/21

Subject: The subsidiary of the Company, ChipMOS TECHNOLOGIES (BVI) LTD., disposed of 45.0242% of equity interests in Unimos Microelectronics (Shanghai) Co., Ltd.

Date of events: 2023/12/21

To which item it meets: paragraph 20

Statement:

1. Date of occurrence of the event: 2023/12/21

2. Method of the current increase (decrease) in investment:

The subsidiary of the Company, ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”), plans to sell its entire 45.0242% equity interests in Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”) for a total sale price of RMB 979,276,350 (around NT$4,287,271,860) in cash. The payment will be received in two installments.

3. Amount, unit price, and total monetary amount of the transaction:

Transaction volume: Not Applicable

Unit price: Not Applicable

Total monetary amount of the transaction: RMB 979,276,350 (around NT$4,287,271,860)

4. Company name of the mainland Chinese investee:

Unimos Microelectronics (Shanghai) Co., Ltd.

5. Paid-in capital of aforementioned mainland Chinese investee:

RMB 2,468,843,599

6. Amount of capital increase currently planned for the aforementioned mainland Chinese investee:

Not Applicable

7. Main businesses of the aforementioned mainland Chinese investee:

Semiconductors assembly and testing services

8. Type of CPA opinion in the latest annual financial statements of the aforementioned mainland Chinese investee:

Unqualified opinion

9. Total equity of the aforementioned mainland Chinese investee in the latest annual financial statements:

RMB 1,830,793,060

10. Amount of profit/loss of the aforementioned mainland Chinese investee in the latest annual financial statements:

Net profit of RMB 250,001,286

11. Amount of actual investment in the aforementioned mainland Chinese investee, up to the present moment:

US$91,951,000 (NT$2,885,586,000)

12. Trading counterparty and its relationship with the Company:

(1) Trading counterparty: Suzhou Oriza PuHua ZhiXin Equity Investment Partnership(L.P.); Relationship to ChipMOS BVI: None

(2) Trading counterparty: Wenzhou Ruimao Entrepreneurship Investment Partnership Enterprise (Limited Partnership); Relationship to ChipMOS BVI: None

(3) Trading counterparty: Wenzhou Chenhong Venture Capital Partnership Enterprise (Limited Partnership); Relationship to ChipMOS BVI: None

(4) Trading counterparty: Suzhou Xingwei Enterprise Management Partnership (Limited Partnership); Relationship to ChipMOS BVI: None

(5) Trading counterparty: Gongqingcheng Yuanyan Venture Capital Partnership (Limited Partnership); Relationship to ChipMOS BVI: None

(6) Trading counterparty: Guangdong Core Future Phase I Venture Capital Fund Partnership (Limited Partnership); Relationship to ChipMOS BVI: None

(7) Trading counterparty: Xiamen Dili Hongxin Equity Investment Partnership (Limited Partnership); Relationship to ChipMOS BVI: None

(8) Trading counterparty: Zhuhai Hongcun Zhengxin Enterprise Management Partnership (Limited Partnership); Relationship to ChipMOS BVI: None

(9) Trading counterparty: Zhuhai Hongcun Lixin Enterprise Management Partnership (Limited Partnership); Relationship to ChipMOS BVI: None

(10) Trading counterparty: Zhuhai Hongcun Yuxin Enterprise Management Partnership (Limited Partnership); Relationship to ChipMOS BVI: None

(11) Trading counterparty: Zhuhai Hongcun Runxin Enterprise Management Partnership (Limited Partnership); Relationship to ChipMOS BVI: None

13. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: Not Applicable

14. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: Not Applicable

15. Profit (or loss) upon disposal: Estimated loss is around NT$41,789,000, but the actual profit and loss figure will vary according to the reported amount of the actual trading day and the exchange rate.

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

After all conditions precedent and other terms and conditions stipulated in the share purchase agreement are met, the buyer shall pay the seller the first installment, which is 70% of the total price; the buyer shall also pay the seller the second installment six months after paying the first installment, which is 30% of the total price.

17. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making unit:

Resolved by the board of directors of the Company and refer to the price reasonableness opinion provided by independent professionals.

18. Broker: Not Applicable

19. Concrete purpose of the acquisition or disposal:

In order to comply with industry development trends and the Company's global business strategy, and further improving the Company's financial strength and competitiveness, the Company has decided to sell all equity interests in Unimos Shanghai. The transaction proceeds will be used for future medium and long-term operational development.

20. Any dissenting opinions of directors to the present transaction: None

21. Whether the counterparty of the current transaction is a related party: Not Applicable

22. Date of the board of directors resolution: 2023/12/21

23. Date of ratification by supervisors or approval by the Audit Committee: 2023/12/21

24. Total amount of investment in mainland China (including the current investment) approved by the Investment Commission, up to the present moment: US$92,451,000 (NT$2,900,699,000)

25. Ratio of the total amount of investment in mainland China (including the current investment) approved by the Investment Commission, up to the present moment, to the paid-in capital on the latest financial statements: 39.89%

26. Ratio of the total amount of investment in mainland China (including the current investment) approved by the Investment Commission, up to the present moment, to the total assets on the latest financial statements: 6.46%

27. Ratio of the total amount of investment in mainland China (including the current investment) approved by the Investment Commission, up to the present moment, to equity attributable to owners of the parent on the latest financial statements: 11.85%

28. Total amount of actual investment in mainland China, up to the present moment: US$92,451,000 (NT$2,900,699,000)

29. Ratio of the total amount of actual investment in mainland China, up to the present moment, to the paid-in capital on the latest financial statements: 39.89%

30. Ratio of the total amount of actual investment in mainland China, up to the present moment, to the total assets on the latest financial statements: 6.46%

31. Ratio of the total amount of actual investment in mainland China, up to the present moment, to equity attributable to owners of the parent on the latest financial statements: 11.85%

32. Amount of recognized profit (loss) on investment in mainland China for the last three years:

FY 2022: Investment gain NT$447,765,000

FY 2021: Investment gain NT$593,583,000

FY 2020: Investment loss NT$162,698,000

33. Amount of profit remitted back to Taiwan for the last three years:

FY 2022: NT$0

FY 2021: NT$0

FY 2020: NT$0

34. Whether the CPA issued an unreasonable opinion regarding the current transaction: None

35. Name of the CPA firm: Diwan & Company

36. Name of the CPA: Arnico Tseng

37. Practice certificate number of the CPA: Taiwan Institute of Certified Public Accountants membership certificate brand number: Taiwan Provincial Association Certificate No. 2507

38. Any other matters that need to be specified: None

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release issued by ChipMOS on December 21, 2023.